

July 31, 2023

Ting Kin Cheung
Chief Executive Officer
Plutus Financial Group Limited
8/F, 80 Gloucester Road
Wan Chai, Hong Kong

> **Re: Plutus Financial Group Limited**
> **Amendment No. 5 to**
> **Draft Registration Statement on Form F-1**
> **Submitted July 3, 2023**
> **CIK No. 0001933021**

Dear Ting Kin Cheung:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration Statement on Form F-1

Cover Page

1. Please disclose here the location of your auditor.

2. Please revise your disclosure here, in your prospectus summary, your summary of risk factors and risk factors sections to disclose whether you have a cash management policy that dictates how funds are transferred. In addition, please state that there is no assurance that the PRC government will not intervene or impose restrictions on your ability to transfer cash into or out of China, including Hong Kong.

Margin Financing, page 4

3.   We note the response to comment 4. Please revise your disclosures to address the items below.
   • Disclose any renewal process (and related timing) and how initial margin limits are determined and subsequently modified.
   • We note your disclosure on page 4 that IPO financing generated interest income of HK$330,000 for the year ended December 31, 2021 but that, based on your disclosure on page F-19, no IPO margin loans were outstanding at year-end. To provide a better link between these items, revise your disclosures, here or elsewhere, to provide a rollforward or similar detail showing activity for non-IPO and IPO margin lending activities during the periods presented.
   • We note your disclosure that you have not written off any margin loans or IPO loans for the periods presented. We also note your disclosure on page 25 that you have historically incurred losses and experienced customer disputes related to margin financing. Enhance your disclosure to discuss the nature of and to quantify such losses and disputes.
   • Here or elsewhere in the filing, revise to discuss and quantify financing and / or other costs associated with margin lending activities for the periods presented.

Summary of Significant Risk Factors
Risks Related to a future determination that the Public Company Accounting Oversight Board, page 9

4.   We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your disclosure here and throughout to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive "non-inspection years" from three years to two years and thus reduces the time before securities may be prohibited from trading or delisted.

Because all of the Company's operations are in Hong Kong, page 10

5.   Please expand your disclosure here to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and the risk that rules and regulations in China can change quickly with little advance notice.

PRC Government Permissions and Approvals, page 16

6.   Please revise to identify your Hong Kong counsel on page 16. In addition, we note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to the transaction have or will comply with your obligations under the Trial Measures, and the risks to investors of non-compliance.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operatons for Fiscal Years Ended December 31, 2021 and 2022
Revenues, page 57

7. We note the response to comment 12 and revisions to your disclosures. Please address the items below.
   - We note your disclosure that you act as a facilitator and assist to liaise with third party brokerage companies, but we are unclear about what this means. Describe for us the full transactional process for a purchase and sale of a fractional share, including ordering, execution of a purchase and of a sale, custody / holding, fulfilment, record-keeping, and transfer to other brokers. Your description should include identify who is responsible for each step of the process (such as a Plutus entity or a third party).
   - In addition, clarify the treatment of any residuals. For example, if only whole shares can be traded (bought / sold) in the market, tell us whether an account in the name of and owned by a Plutus entity holds and / or provides residual amounts so that the customer's fractional share can be traded in the market, or whether a third party does so.
   - We note your disclosure of the revenue related to fractional share trading. Quantify for us, in your response letter, the share / transaction volumes for the periods presented.

8. We note that your disclosure on page 61 says interest income generated from margin financing increased year-over-year because of an increase in the number of customers utilizing the margin financing services and the increase in size of such margin financings. Page 64 also says that more customers utilized margin financing limits granted to them in 2022 versus 2021. However, your disclosure on page 68 says that the amount of margin lending to customers declined year-over-year because customers were utilizing a lesser portion of the margin limit available to them. Please revise your disclosures to reconcile these statements.

Operating Expenses, page 61

9. Please revise your disclosures to provide additional detail regarding the commission expense incurred in fiscal 2022, such as (i) the number of account executives who received commissions; (ii) their name(s) if they are related parties; (iii) general terms of the arrangements; and (iv) whether you expect this level of commission expense to continue. In addition, quantify the amount of new investments generated for the Company and the associated revenues recognized on such investments generated during the periods presented.

10. Please revise to address the reasons for the decrease in management fees during the year ended December 31, 2022.

<u>Segment Performance for fiscal year ended December 31, 2021 and 2022</u>
<u>General and administrative expenses, page 65</u>

11.   Please revise your disclosure to disaggregate the components comprising your general and administrative expenses that have been allocated to each segment. In addition, revise to provide a discussion of the changes in these components for the periods presented.

<u>Analysis of Items with Major Changes on the Consolidated Balance Sheets</u>
<u>Balances with related parties, page 69</u>

12.   Please revise to note the special dividend of HK$24,451,000 and to either (i) discuss the related accounting and payment terms of the remaining amounts owed by Mr. Zhao or (ii) include a reference here to where you have disclosed it elsewhere in the filing.

<u>Business</u>
<u>Underwriting and Placing Services, page 81</u>

13.   Please revise to also identify when the representative equity and debt capital markets transactions took place.

<u>Related Party Transactions, page 108</u>

14.   Refer to your response to comment 21. Please revise your disclosure on page 108 to describe the individual transactions with related parties falling under "Amounts due from related parties," and disclose here the nature of the relationship with Fund SPC and its subsidiaries.

15.   Refer to your response to comment 22. Your disclosure on page 108 that you intend to settle the amount due from Mr. Zhao by way of an offsetting dividend distribution and / or by cash within 2023 is inconsistent with your disclosure on page F-22 that the amount due from Mr. Zhao will be settled by cash repayment from Mr. Zhao. Please revise for clarity and consistency.

<u>Notes to Financial Statements</u>
<u>Note 18. Restatement, page F-25</u>

16.   We note your response to comment 25. Please address the items below.
   • Provide us, in your response letter, with a more fulsome discussion of what specific errors you identified and corrected. In this regard, we note that multiple comments in our prior letter (such as 11, 24, and 25) referenced areas where you had appeared to change accounting conclusions. Your response should clearly indicate each instance in which you changed your accounting conclusion / treatment, summarize the prior accounting treatment, note the revised conclusion / treatment, state any related corrections, and quantify the impact to related financial statement line items.
   • Tell us, to the extent that it is not already covered in the bullet above, the balance sheet impact of your change to your underwriting activity principal conclusion.

- Disaggregate for us the securities brokerage commission and handling fee line item you present on page F-24, consistent with how you present those items separately in your consolidated statements of comprehensive income (loss).

Exhibit 23.1, page ii

17. Please ensure that your consent correctly identifies the amendment number filed. In this regard, we note that this most recent amendment has been identified as amendment number five but appears to be amendment number four.

You may contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Jessica Livingston at 202-551-3448 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Joe Laxague, Esq.